Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: April 26, 2021

Matterport Launches Global Capture Services for the Enterprise

Companies worldwide adopt Matterport Capture Services to quickly digitize their portfolio of properties at scale

SUNNYVALE, Calif. — Matterport, Inc., the leading spatial data company driving the digital transformation of the built world, today announced that it has expanded the capabilities of Matterport Capture Services™, an online services platform that delivers a convenient turnkey solution for enterprises that need to digitize tens of thousands of real estate assets globally, simultaneously and with speed. Now available in over 270 cities worldwide, Capture Services has been adopted by large-scale real estate companies including Savills, Colliers International, Cushman & Wakefield, and ERA Singapore Partners.

Matterport Capture Services is designed to dramatically reduce the complexity, time and cost of large enterprises to bring their spaces online. The platform seamlessly connects enterprise customers to thousands of Matterport Capture Technicians across the globe, professionally trained to deliver high-quality 3D digital twins at scale. These Technicians are a click away from expertly capturing a variety of spaces including commercial offices, retail spaces, multi-family residential units, hotel complexes, multi-story buildings, large corporate or industrial campuses and more.

Matterport Capture Services capabilities now include:

•	A user-friendly online scheduling and job management service that deploys Capture Technicians on-demand to digitize any number of spaces, from anywhere with a simple point-and-click interface.

•	Expansive coverage capabilities in the Americas, Europe, the Middle East, Africa and Asia Pacific.

•	Intelligent logic that makes scheduling the capture of a space, or a global portfolio of spaces, quick and easy.

•	Dedicated Matterport Capture Coordinators are always available through the platform to tailor a capture solution based on specific property requirements and manage all the logistics.

•	The delivery of digital twins in as quickly as 48 hours of an order submission.

“With Matterport Capture Services, we are able to digitize more spaces for our clients with greater speed, efficiency, and quality,” said Natalie Cariola, Chief Sales Officer at Zumper, a leading online home and apartment rental platform. “Matterport’s immersive 3D virtual tours are invaluable for leasing teams. In fact, listings that include 3D tours increase engagement by more than 300%.”

Matterport Capture Services experienced significant growth in 2020 with over 50 million square feet captured. As a result, the company is deepening its investment to help enterprises turn their large portfolio of properties into a library of dimensionally accurate digital twins. By eliminating the barriers to bringing thousands of spaces online at a time, Matterport is accelerating the digital transformation of the built world.

“Our enterprise customers understand that digitizing their properties can help them increase efficiency and utilization across buildings,” said Brendan Dowdle, General Manager, Matterport Capture Services. “We’ve combined our global ecosystem of highly experienced Capture Technicians with an innovative suite of new online tools and services to manage the entire process globally, shortening the path to bringing all of their buildings online. This is the just the beginning of our larger strategy to offer anyone the opportunity to acquire digital twins of their spaces and realize their full potential.”

According to a report from Deloitte, digital twins have become essential to not only designing, building, operating, managing and promoting a property, but to improving the experiences of the people who inhabit them. More than physical, high-value assets, they are environments where we live and work. By bringing them online, companies can more efficiently assess how everything functions within these spaces, determine more sustainable solutions, and optimize systems like air quality, temperature control and more to enhance our way of life. In a separate report, Accenture has named digital twins one of the top technology trends of 2021.

To learn more about Matterport Capture Services and how it is being adopted by enterprises around the world, visit https://matterport.com/capture-services.

About Matterport

Matterport is leading the digital transformation of the built world. Our groundbreaking spatial computing platform turns buildings into data making every space more valuable and accessible. Millions of buildings in more than 150 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

In February 2021, Matterport announced that it has entered into a definitive agreement to enter into a business combination with Gores Holdings VI (NASDAQ: GHVI, GHVIU, and GHVIW), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, that will result in Matterport becoming a publicly listed company. Upon closing of the proposed business combination, the combined company will be named “Matterport, Inc.” and intends to remain listed on NASDAQ under the ticker symbol “MTTR.”

@2021 All rights reserved. Matterport is a registered trademark of Matterport, Inc., and Matterport Capture Services is a trademark of Matterport, Inc. All other marks are the property of their respective owners.

Matterport Media Contact:

Naomi Little

Global Communications Manager

press@matterport.com

+44 203 874 6664

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores final proxy statement/information statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores has filed a registration statement on Form S-4 that includes a proxy statement of Gores, an information statement of Matterport and a prospectus of Gores. The proxy statement/information statement/prospectus is not yet effective. The definitive proxy statement/information statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores’ stockholders in connection with the proposed business combination. Information about Gores’ directors and executive officers and their ownership of Gores’ securities is set forth in Gores’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This document relates to a proposed business combination between Gores and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.